EXHIBIT 2


Contact: TheraTx, Incorporated
         John A. Bardis
         President and CEO
         (770) 518-9449

         Donald R. Myll
         Vice President Finance and CFO
         (770) 518-9449

            THERATX INCORPORATED TO ACQUIRE HELIAN HEALTH GROUP, INC.

         -- TRANSACTION MARKS EXPANSION INTO OCCUPATIONAL HEALTH CARE --

         ATLANTA, GEORGIA, AUGUST 30, 1995 -- TheraTx, Incorporated (NASDAQ/NNM:THTX) announced today it has signed a definitive agreement to acquire Helian Health Group, Inc. (NASDAQ/NNM:HHGR), one of the nation's largest providers of occupational health care services. The proposed transaction marks TheraTx's entry into occupational health care. In addition to establishing a platform for growth in the occupational health care industry, the proposed transaction will add ambulatory and inpatient surgery operations to TheraTx's existing rehabilitation, respiratory care, subacute care, long-term care, hospital services and medical supply businesses.

         In exchange for each share of Helian common stock, TheraTx has agreed to issue shares of its common stock at an exchange rate ranging between 0.4063 and 0.4809 shares, based upon the market value of TheraTx stock prior to the closing of the transaction. Helian has approximately 5.5 million shares of common stock outstanding. The transaction is valued at approximately $33 million based upon TheraTx's closing stock price on August 29, 1995. The tax-free transaction will be accounted for as a pooling of interests and is expected to be completed around the end of 1995. This transaction has been approved by the boards of directors of both companies, but remains subject to regulatory approvals, securities registration, approval by the shareholders of Helian and other customary closing conditions.

         "The proposed acquisition of Helian continues our strategy of entering attractive, specialized health care markets where TheraTx can achieve profitable growth by applying its outcomes-based approach, proprietary clinical information systems and highly focused labor and cost management practices," said TheraTx President and Chief Executive Officer, John A. Bardis. "We are particularly excited about the opportunity in occupational health care. This is a large, highly fragmented market with strongly aligned incentives for employers, payors and providers to return employees to work as soon as medically feasible. This is directly in line with our demonstrated capability to deliver cost-effective clinical outcomes. Helian's physician-driven managed approach has enabled the company to build strong employer relationships and leadership positions in the Atlanta, Tucson, and Fresno markets. Our objective is to leverage this market leadership and replicate this model to grow an integrated network of occupational health care systems in key markets across the U.S."

         Mr. Bardis added, "Helian's surgical operations provide efficient, high-quality services, and

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we see potential to expand our subacute medical and rehabilitation programs into new markets in which Helian has created strong surgical relationships."

         Larry Dolin, Helian's Chairman and Chief Executive Officer, stated, "This is an excellent opportunity for Helian's shareholders, employees, patients, and business partners. This transaction will provide Helian with access to growth capital, to sophisticated clinical information and outcomes management systems, and to strong rehabilitation and labor management capabilities."

         Helian Health Group, Inc., based in Monterey, California, operates thirteen occupational medical facilities with more than 100 network physicians. These clinics serve approximately 10,000 client companies with more than 450,000 employees. Helian also operates three ambulatory surgery centers and a surgical specialty hospital. For the fiscal year ended November 30, 1994, Helian had revenues of $38.3 million and net income of $1.4 million.

         TheraTx, Incorporated manages subacute rehabilitation and respiratory care programs and operates owned or leased inpatient facilities that provide a broad range of subacute, specialty and long-term care services. In addition, TheraTx is a distributor of medical supplies to the long-term care industry. The Company is headquartered at 400 Northridge Road, Suite 400, Atlanta, Georgia 30350.